UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
September 8, 2010

Commission File Number 001-10888

TOTAL S.A.
(Translation of registrant’s name into English)

2, place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-159335, 333-159335-01 AND 333-159335-02) OF TOTAL S.A., TOTAL CAPITAL AND TOTAL CAPITAL CANADA LTD. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
Exhibit Index

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: September 8, 2010	By:	/s/ Jerome Schmitt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

Exhibit Index
Exhibit 99.1	Recent Developments

Exhibit 99.1
RECENT DEVELOPMENTS
Angola: Launch of CLOV Development on Block 17
As operator of Block 17, we announced on August 11, 2010, the launch of development of the CLOV project and the awards of the principal contracts. This project is the fourth development pole in Angola’s deep offshore Block 17, after Girassol, Dalia and Pazflor.
Drilling is expected to start in 2012 and first oil is expected in 2014.
Located approximately 140 kilometers from Luanda and 40 kilometers northwest of Dalia in water depths ranging from 1,100 to 1,400 meters, the CLOV development encompasses four fields — Cravo, Lirio, Orquidea and Violeta — coming on stream.
The overall development plan for CLOV uses technologies that have already proven effective on Girassol, Dalia and Pazflor. A total of 34 subsea wells will be tied back to the CLOV Floating Production, Storage and Offloading (FPSO) unit, which is expected to have a processing capacity of 160,000 barrels of oil per day and a storage capacity of approximately 1.8 million barrels. The CLOV FPSO, through a unique processing and storage system, will produce two types of oil: one with a 32 to 35° API gravity from the Oligocene reservoirs (Cravo-Lirio) and the other, more viscous, with a 20 to 30° API gravity from the Miocene reservoirs (Orquidea-Violeta).
The installations have been designed to limit environmental impact. Measures include eliminating flaring under normal operating conditions, recovering heat from turbine exhaust and recovering vent gases.
A significant part of the CLOV development will be carried out in Angola, as part of our commitment to increasing local content in our projects.
Our wholly-owned subsidiary Total E&P Angola operates Block 17, with a 40% interest, alongside Statoil (23.33%), Esso Exploration Angola (Block 17) Limited (20%) and BP Exploration (Angola) Ltd. (16.67%).
Iran — Recent Developments
In our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 1, 2010 (Item 3 — Risk Factors and Item 4 — Other Matters), we disclosed that the United States was considering amendments to the Iran Sanctions Act. Those amendments, in the form of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (referred to as “CISADA”), were adopted on July 1, 2010.
In relevant part, the ISA amendments were adopted substantially as proposed. In addition to investment in Iran’s petroleum sector, parties now may be sanctioned for knowingly providing to Iran refined petroleum products, and for knowingly providing to Iran goods, services, technology, information or support that could directly and significantly either (i) facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products, or (ii) contribute to the enhancement of Iran’s ability to import refined petroleum products. Investments in the petroleum sector commenced prior to the adoption of CISADA appear to remain subject to the pre-amended version of the ISA. The new sanctions added by CISADA would be available with respect to new investments in the petroleum sector or any other sanctionable activity occurring on or after July 1, 2010. Prior to CISADA’s enactment, we discontinued now-prohibited sales of refined products to Iran. We will continue to closely monitor legislative and regulatory developments in the United States, including the interpretation and application of CISADA.
In addition, on July 26, 2010, the European Union adopted new restrictive measures regarding Iran (the “EU Measures”). Among other things, the supply of equipment and technology in the following sectors of the oil and gas industry in Iran are prohibited: refining, liquefied natural gas, exploration and production. The prohibition extends to technical assistance, training and financing and financial assistance in connection with such items. Extension of loans or credit to, acquisition of shares in, entry into joint ventures with or other participation in enterprises in Iran (or Iranian-owned enterprises outside of Iran) engaged in any of the targeted sectors also is prohibited. We will continue to closely monitor legislative and regulatory developments in the European Union, including our compliance with the recently adopted EU Measures.

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